SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month July, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit

1.	Intimation regarding appointment of Mr. Amal Ganguli as an independent director of VSNL.

2.	Intimation regarding dividend and book closure dates of the company for the purpose of dividend for the year ended March 31, 2006.

3.	Intimation of Meeting of the Board of Directors of the Company scheduled to be held on 29th July, 2006 to consider un-audited financial results(provisional) for the quarter ended June 30, 2006.

4.	Notification to the Bombay Stock Exchange and the National Stock Exchange of India regarding shareholding pattern and quarterly compliance report for the period ended June 30, 2006.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/S/ Rajiv Dhar
	Name:	Rajiv Dhar
July 18, 2006	Title:	Chief Finanical Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12084

17 July 2006

Sir,

Sub:	Appointment of Mr. Amal Ganguli as Independent Director.

Pursuant to Clause 30 of the Listing Agreement, intimation is hereby given that Mr. Amal Ganguli has been appointed on the Board of VSNL as Independent Director with effect from 17 July 2006.

Thanking you,

Yours faithfully, For Videsh Sanchar Nigam Limited

Rishabh Aditya
Dy. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.

Exhibit 2

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/20th AGM/12077

17 July 2006

Dear Sir,

Sub: Intimation of Book Closure Dates of the Company.

Pursuant to clause 16 of the listing agreement, please be informed that the Register of Transfers and Register of Members of the Company shall remain closed from 16 August 2006 to 22 August 2006 (both days inclusive) for the purpose of dividend for the year 2005-06. Dividend on Equity Shares as recommended by the Directors for the year ended 31st March, 2006, when declared by the members at the Annual General Meeting, will be paid:

(i)	to those shareholders whose names appear on the Company’s Register of Members after giving effect to all valid share transfers in physical form lodged with the Registrar & Transfer Agents (R&T Agents) of the Company on or before Monday, 14 August 2006.

(ii)	in respect of shares held in electronic form, to those “deemed members” whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the end of business on Monday, 14 August 2006. In respect of shares held in demat mode, the dividend will be paid on the basis of beneficial ownership as per details to be furnished by NSDL and CDSL for this purpose.

2. The Board has recommended to the shareholders a dividend at the rate of Rs.4.50 (Rupees Four and Fifty Paisa only) per share.

Thanking you,

Yours faithfully, For Videsh Sanchar Nigam Limited

Rishabh Aditya
Deputy Company Secretary

To List Attached:

To:

1)	Security Code 23624, The Bombay Stock Exchange Limited. Fax No. (22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani,, DGM (F) for SEC information requirements, Fax 1186

Exhibit 3

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12080

17 July 2006

Sir,

Sub:	Unaudited Financial Results (Provisional) for the quarter ended 30 June 2006.

In accordance with the Clause 41 of the Listing Agreement within India Stock Exchanges, it is hereby informed that a Meeting of the Board of Directors of the Company is scheduled to be held on 29 July 2006 to consider and take on record Unaudited Financial Results(Provisional) for the quarter ended 30 June 2006.

Thanking you,

Yours faithfully, For Videsh Sanchar Nigam Limited

R.N. Aditya
Dy. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.

Exhibit 4

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12071

17 July 2006

Sub:	Sending Shareholding Pattern and Quarterly Compliance Report for the period ending 30 June 2006

In accordance with the Clause 35 and Clause 49 of the Listing Agreement please find attached herewith the following:

a)	Shareholding Pattern of VSNL as on 30 June 2006 (Attach “A”).

b)	Quarterly Compliance Report on Corporate Governance for the quarter ended 30 June 2006 (Attach “B”).

c)	Certificate from Practising Company Secretary regarding total paid-up capital of VSNL (Attach “C”) and

d)	Certificate from Practising Company Secretary regarding transfer of shares of VSNL (Attach “D”).

Thanking you,

Yours faithfully, For Videsh Sanchar Nigam Limited

Rishabh Nath Aditya
Deputy Company Secretary

To:

1)	Security Code 23624, The Bombay Stock Exchange Limited. Fax No. (22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani,, DGM (F) for SEC information requirements, Fax 1186

Attach “A”

(I)(a) Statement showing Shareholding Pattern

Name of the Company: VIDESH SANCHAR NIGAM LIMITED
Scrip Code: BSE-500483; NSE-VSNL; NYSE-VSL	Quarter ended: 30 JUNE 2006

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]
(1)	Indian
(a)	Individuals/ Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government/ State Government(s)	1	74446885	74446885	27.84	26.12
(c)	Bodies Corporate	5	129375191	129375191	48.38	45.39
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Other (specify)	0	0	0	0.00	0.00
Sub-Total (A)(1)		6	203822076	203822076	76.22	71.52
(2)	Foreign
(a)	Individuals (Non-Resident Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(2)	0	0	0	0.00	0.00
Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)		6	203822076	203822076	76.22	71.52
(B)	Public shareholding[3]
(1)	Institutions
(a)	Mutual Funds/ UTI	35	2024142	2023842	0.76	0.71
(b)	Financial Institutions/ Banks	18	3401625	3401625	1.27	1.19
(c)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	6	19672095	19672095	7.36	6.90
(f)	Foreign Institutional Investors	85	20304688	20304688	7.59	7.12
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other - Trusts	10	16200	16200	0.01	0.01
Sub-Total (B)(1)		154	45418750	45418450	16.98	15.94
(2)	Non-institutions
(a)	Bodies Corporate	1705	9147787	9146916	3.42	3.21
(b)	Individuals -
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh.	60518	7494943	7218306	2.80	2.63
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	36	1350026	1350026	0.50	0.47
(c)	Any Other-NRIs/OBCs	558	171578	170356	0.06	0.06
Sub-Total (B)(2)		62817	18164334	17885604	6.79	6.37
Total Public Shareholding (B)= (B)(1)+(B)(2)		62971	63583084	63304054	23.78	22.31
TOTAL (A)+(B)		62977	267405160	267126130	100.00	93.83
(C)	Shares held by Custodians and against which Depository Receipts have been issued	3	17594840	17594840		6.17
GRAND TOTAL (A)+(B)+(C)		62980	285000000	284720970		100.00

(I)(c)	Statement showing Shareholding of persons belonging to the category “Public” and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	13124530	4.61
2	CITIGROUP GLOBAL MARKETS MAURITIUS PRIVATE LIMITED	5435747	1.91
TOTAL		18560277	6.512377895

(I)(b)	Statement showing Shareholding of persons belonging to the category “Promoter and Promoter Group”

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Tata Group
a	PANATONE FINVEST LIMITED	71250000	25.00
b	PANATONE FINVEST LIMITED	44488857	15.61
c	TATA SONS LIMITED	8009521	2.81
d	TATA SONS LIMITED	3050976	1.07
e	THE TATA POWER COMPANY LIMITED	2575837	0.90
f	Tata Iron & Steel Company Limited	0	0
g	Tata Industries Limited	0	0.00
2	GOVERNMENT OF INDIA	74446885	26.12
TOTAL		203822076	71.52

(I)(d)	Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}

1	NIL	NIL	NIL

TOTAL		NIL	NIL

(II)(a)	Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	ADR	8797420	17594840	6.17
TOTAL		8797420	17594840	6.17

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Barclays Global Investors NA (CA)	ADRs	10701660	3.75
2	T. Rowe Price Associates, Inc. (MD)	ADRs	4749780	1.67
TOTAL			15451440	5.42

Attach “B”

Name of the Company: VIDESH SANCHAR NIGAM LIMITED

Quarter ending on: 30 June 2006

Particulars	Clause of Listing agreement	Compliance Status Yes/No	Remarks
I Board of Directors	49 I
(A) Composition of Board	49(IA)	YES
(B) Non executive Directors’ compensation & disclosures	49 (IB)	YES	VSNL does not pay any remuneration to the Non-executive directors except for sitting fees within the limits stipulated by the Companies Act of 1956.
(C) Other provisions as to Board and Committees	49 (IC)	YES
(D) Code of Conduct	49 (ID)	YES	The Board has laid the Code of Conduct and the same has been posted on the website.
II. Audit Committee	49 (II)
(A) Qualified & Independent Audit Committee	49 (IIA)	YES
(B) Meeting of Audit Committee		YES
(C) Powers of Audit Committee 49 (IIC)	49 (IIB)	YES
(D) Role of Audit Committee	49 II(D)	YES
(E) Review of Information by Audit Committee	49 (IIE)	YES
III. Subsidiary Companies	49 (III)	YES
IV. Disclosures	49 (IV)	YES
(A) Basis of related party transactions	49 (IV A)	YES
(B) Board Disclosures	49 (IV B)	YES	The process for laying down procedures to inform the Board members about the risk assessment and minimization procedures is underway.
(C) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	Not Applicable
(D) Remuneration of Directors	49 (IV D)	YES
(E) Management	49 (IV E)	YES	This is a future action at the time of publishing the Directors’ Report. VSNL will comply with the requirements for the Directors’ Report 2006.
(F) Shareholders	49 (IV F)	YES
V. CEO/CFO Certification	49(V)	YES	VSNL will adhere to the requirements at appropriate time.
VI. Report on Corporate Governance	49 (VI)	YES	VSNL will adhere to the requirements at appropriate time.
VII. Compliance	49 (VII)	YES	VSNL will adhere to the requirements at appropriate time.

For Videsh Sanchar Nigam Limited

Satish Ranade Company Secretary & Chief Legal Officer

Attach “C”

T.R.VAIDYANATHAN & CO. Company Secretary. T.R.Vaidyanathan. F.C.S, A.C.I.S. (London).	12, “Udayraj” Shree Nagar, Goregaon (W) Mumbai 400 062.

Tel:No:2874136.

To

The Board of Directors

Videsh Sanchar Nigam Limited

Videsh Sanchar Bhavan

Fort

Mumbai 400 001.

CERTIFICATE

I / We have examined the Register of Members, beneficiary details furnished by the Depositories and other records / documents maintained by Videsh Sanchar Nigam Limited (hereinafter referred to as ‘The Company’) and its Registrars and Share Transfer Agents for issuing this Certificate, in accordance with circular D&CC / FITTC / CIR-16 2002 dated December 31, 2002 issued by the Securities and Exchange Board of India.

In my / our opinion and to the best of my / our information and according to the explanations given to me / us and based on such verification as considered necessary, I/we hereby attach the Secretarial Audit Report for the quarter ended 30th June, 2006 as per the Annexure.

For T.R.VAIDYANATHAN & CO

/S/ T.R.Vaidyanathan
(T.R.VAIDYANATHAN) COMPANY SECRETARY FCS No. 254 COP No. 2718

Place: Mumbai

Date : 13.07.2006

Attach “D”

SECRETARIAL AUDIT REPORT

ANNEXURE

1.	For Quarter Ended	:	30th June, 2006
2.	ISIN	:	INE151A01013
3.	Face Value	:	Rs. 10/- each
4.	Name of the Company	:	Videsh Sanchar Nigam Limited
5.	Registered Office	:	Videsh Sanchar Bhavan, Fort
Mumbai - 400 001.
6.	Correspondence Address	:	Videsh Sanchar Nigam Limited
Lokmanya Videsh Sanchar Bhavan
Kashinath Dhru Marg, Opp: Kirti College
Prabhadevi, Mumbai 400 028.
7.	Telephone No.	:	66591965
	Fax No.	:	66591962
8.	E-mail Address	:	Rishabh Aditya@vsnl.co.in
9.	Names of the Stock Exchanges where the company’s securities are listed	:	BSE, NSE & NYSE.

		No. of Shares	% of Total Issued Capital
10.	Issued Capital	28,50,00,000
11.	Listed Capital (Exchange -wise) (as per company records)	28,50,00,000	100.00

12.	Held in dematerialised form in CDSL	20,42,23,304	71.66
13.	Held in dematerialised form in NSDL	8,04,97,666	28.24
14.	Physical	2,79,030	0.10

15.	Total No. of Shares (12+13+14)	28,50,00,000	100.00
16.	Reasons for difference if any, between (10&11), (10&15), (11&15)	N A.
17.	Certifying the details of changes in share capital during the quarter under consideration as per table below : No Change

Particulars***	No. of shares	Applied/ Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin.appr. pending for SE (Specify Names)
NOT APPLICABLE

***	Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18.	Register of Members is updated (Yes/No) If not, updated upto which date	Yes

19.	Reference of previous quarter with regards to excess dematerialized shares, if any	N A -

20.	Has the company resolved he matter mentioned in point No. 19 above in the current quarter ? if not, reason why?	NA

21.	Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : None

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	NOT APPLICABLE
Pending for more than 21 days	NOT APPLICABLE

22.	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Mr. R.N. Aditya Tel No: 66591965 & Fax No. 66591962

23.	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	T.R.Vaidyanathan & Co. 12, “Udayaraj”, Shree Nagar, Goregaon (W) MUMBAI - 400 062. Tel. No. 2874 13 86 Regn. No. 2718

24.	Appointment of common agency for share registry work, if yes (name & address)	Sharepro Services (India) Pvt. Ltd. Satam Estate, 3rd Floor, Cardinal Gracious Road, Chakala, Andheri (E), MUMBAI - 400 099.

25.	Any other detail that the auditor may like to provide, (e.g. BIFR Company, delisting from SE, Company changed its name etc.	None

Place: Mumbai Date: 13.07.2006	For T R VAIDYANATHAN & Co.

/S/ T R Vaidyanathan
(T R Vaidyanathan) Company Secretary